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Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended June 30, 2018

Monaco, August 2, 2018, GasLog Ltd. and its subsidiaries ("GasLog", "Group" or "Company") (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas ("LNG") carriers, today reported its financial results for the quarter ended June 30, 2018.

Highlights

•
Signed a multi-year charter party with Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc ("Centrica"), for a newbuild LNG carrier. The vessel, a 180,000 cubic meter ("cbm") LNG carrier to be built by Samsung Heavy Industries Co., Ltd. ("Samsung") with dual fuel two stroke engine propulsion ("LP-2S"), is scheduled for delivery in the third quarter of 2020.

•
Completed the sale of the GasLog Gibraltar to GasLog Partners LP ("GasLog Partners" or the "Partnership") for $207.0 million on April 26, 2018. Part of the consideration was satisfied by the private issuance of $45.0 million of common units in GasLog Partners to GasLog.

•
Completion of the dry-docking of, and installation of reliquefaction modules, on the GasLog Santiago and the GasLog Sydney, enhancing the commercial competitiveness of both vessels.

•
GasLog Partners announced a new time charter for the GasLog Sydney for 18 months with a wholly owned subsidiary of Cheniere Energy, Inc. ("Cheniere"), scheduled to commence between September and December 2018.

•
Revenues of $132.8 million (Q2 2017: $129.9 million), Profit of $14.2 million (Q2 2017: $6.9 million) and Loss per share of $0.08(1) (Q2 2017: Loss per share of $0.12) for the quarter ended June 30, 2018.

•
EBITDA(2) of $92.6 million (Q2 2017: $87.4 million) and Adjusted EBITDA(2) of $92.9 million (Q2 2017: $87.4 million), Adjusted Profit(2) of $14.8 million (Q2 2017: $14.4 million) and Adjusted Loss per share(2) of $0.07(1) (Q2 2017: Adjusted Loss per share of $0.03) for the quarter ended June 30, 2018.

•
Quarterly dividend of $0.15 per common share payable on August 23, 2018, 7.1% higher than the second quarter of 2017.

(1)
Earnings/(loss) per share ("EPS") and Adjusted EPS are net of the profit attributable to the non-controlling interests of $17.8 million and the dividend on preferred stock of $2.5 million for the quarter ended June 30, 2018 ($14.4 million and $2.5 million, respectively, for the quarter ended June 30, 2017).

(2)
EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog's financial results presented in accordance with International Financial Reporting Standards ("IFRS"). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated: "We continued to execute our long-term strategy in the second quarter with the announcement of a new seven-year time charter party with a wholly owned subsidiary of Centrica. Against this, we ordered a newbuild 180,000 cbm LNG carrier with LP-2S propulsion from Samsung for delivery in the third quarter of 2020. We now have five newbuilds on order for delivery in 2019 and 2020, three of which have committed multi-year charters, while the two uncommitted newbuilds are expected to deliver into an attractive LNG shipping market.

As we anticipated, there was seasonal weakening in demand for LNG and for LNG shipping in the second quarter. LNG shipping spot rates troughed in late April but then more than doubled through June, driven by counter seasonal strength in LNG demand and Asian pricing that provided a clear arbitrage opportunity between the

Atlantic and Pacific Basins. If this recent momentum is maintained through the 2018/19 winter, we expect the future financial performance of our spot vessels to show significant improvement on the second quarter of 2018.

The longer-term supply and demand fundamentals for LNG remain very positive, with China's LNG imports, in particular, increasing 50% year-on-year in the first half of 2018. On the back of these robust fundamentals, Cheniere took a final investment decision ("FID") on Corpus Christi Train 3 which was the first new liquefaction FID since June 2017. We have seen momentum pick up for new, long-term offtake contracts which should encourage further new liquefaction FIDs within the next 12 to 18 months. GasLog is well positioned to capitalize on the shipping requirements for any new LNG supply.

LNG Market Update and Outlook

Demand for natural gas and LNG remains robust, underpinned in the second quarter by significant increases in demand from major Asian consumers. According to Poten, LNG imports into China, South Korea and India during the first half of 2018 increased 50%, 14% and 10%, respectively, year-on-year, marginally offset by a 3% reduction in Japan's LNG imports. In particular, the growth in China's LNG demand is attributed to the secular driver of coal-to-gas switching, strong industrial demand and constrained domestic gas production. The backdrop for growth in global LNG demand remains favorable, with Wood Mackenzie estimating compound annual growth of 6% over the 2017-2023 period.

Wood Mackenzie estimates that during the second quarter of 2018 global LNG supply increased by 8% year-over-year, but declined 3% from the first quarter of 2018. The year-on-year increase was driven by the start-up of new liquefaction capacity in the United States ("US"), Russia and Australia, while the sequential decline is attributed to normal seasonal weakness in the spring shoulder months, supply disruptions from PNG LNG following an earthquake earlier this year, underperformance from projects in Algeria and Trinidad and unplanned downtime of facilities in the United Arab Emirates. These disruptions offset new liquefaction startups in the quarter which included Cameroon Floating LNG, Cove Point and Wheatstone LNG Train 2. In the second quarter of 2018, 75 cargoes were exported from the US, with around half of these cargoes delivered to Asia. Data from the second quarter of 2018 suggests that 1.91 vessels were required for each million tonnes of LNG exported from the US, compared to an average of 1.86 ships per million tonnes of LNG since the start-up of Sabine Pass.

Progress was made during the quarter on projects that underpin Wood Mackenzie's 2018 LNG supply growth forecast of 9%. Commissioning cargoes were introduced to the Ichthys and Prelude facilities, while Yamal Train 2 (Russia) and Elba Island (US) are also expected onstream before year-end. A further 41 million tonnes per annum ("mtpa") of new supply, or 13% growth, is expected in 2019, principally driven by additions in the US and the ramp-up of Ichthys and Prelude in Australia.

In May, Cheniere announced a FID on Train 3 at the Corpus Christi Liquefaction Project, the first approval of a new liquefaction project since June 2017 and the first in the US since 2015. According to Wood Mackenzie and press reports, in the second quarter of 2018, 15 mtpa of long-term supply contracts were agreed or signed, bringing the total volume of long-term supply contracts concluded since the beginning of 2017 to 52 mtpa. Buyers include Asian and European utilities as well as portfolio suppliers and traders. Several recent offtake contracts for projects yet to reach FID have been for a duration of 20 years or more, giving these projects greater visibility on cashflows which may de-risk the financing required for FID. LNG Canada, which is targeting 24 mtpa of capacity in a phased approach and where Petronas took a 25% stake in May, may take FID later in 2018, while FID on the Golden Pass project (16 mtpa capacity) in the US may be taken in early 2019. Mozambique Area 1 LNG (13 mtpa capacity) and the Calcasieu Pass (10 mtpa capacity) project in the US have also made progress in the second quarter towards potential FIDs in 2019.

During the second quarter, Panama became the 42nd country to import LNG after commencing operations at its Costa Norte terminal. Plans have also progressed to import LNG into eastern Australia's gas market to alleviate potential shortages in the future. Pakistan's Ambassador to the US outlined plans in early July to import more gas from the US, claiming that the country is on its way to becoming "one of the world's largest gas importers". In May, Chinese gas distributor ENN was reportedly seeking a commissioning cargo for the country's first privately owned LNG regasification terminal. The Zhoushan terminal has a planned capacity of 3 mtpa and is expected to come onstream in the coming months.

Headline daily spot tri-fuel diesel electric ("TFDE") LNG shipping rates as reported by Clarksons averaged $54,000 in the second quarter, compared to $34,000 in the second quarter of 2017. During the period, rates exhibited counter-seasonal strength, rising to $87,000 per day in late June from $38,000 per day in late April. This recent, sharp increase in headline spot rates was driven by increased vessel demand, as LNG suppliers sought to capitalize on the arbitrage between the Atlantic basin and Asian markets, which was widened by counter-seasonal strength in Asian LNG prices (as measured by the Platts Japan-Korea Marker ("JKM") assessment). As a result, the number of spot fixtures rose to 110 during the second quarter of 2018, an all-time high and an increase over the 70 and 78 fixtures in the first quarter of 2018 and second quarter of 2017, respectively. Spot TFDE shipping rates have moderated in recent weeks, with a current Clarksons assessment of $75,000 per day, as softening Asia LNG prices have narrowed the near-term arbitrage opportunity. However, based on current JKM pricing, the arbitrage between the Atlantic and Pacific Basins is expected to remain open for the 2018/19 Northern Hemisphere winter, suggesting that the recent increase in LNG shipping rates could potentially be sustained throughout the remainder of 2018 and into early 2019.

According to Poten and press reports, 26 firm orders for LNG carriers have been made so far in 2018, of which three are GasLog vessels. The pace of firm newbuild orders has recently increased, as shipowners look to lock in attractive yard pricing against a positive backdrop for LNG vessel demand. However, even after taking into account the current orderbook, we believe that the LNG shipping market could be short of vessels as soon as 2019 based on current supply and demand projections. The earliest a newbuilding can now be delivered is 2021, which points towards a tighter market in 2019 and 2020, again underpinning the outlook for shipping rates. Based on our analysis and excluding the current orderbook, 28-56 additional vessels may be needed by 2022 to satisfy projected market growth, with this range increasing to 105-137 additional vessels by 2025.

Additional Vessel

On May 30, 2018, GasLog confirmed the order of a 180,000 cbm GTT Mark III Flex LNG Carrier with LP-2S propulsion (Hull No. 2262) from Samsung that is scheduled to be delivered in the third quarter of 2020. The vessel will be chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica, for an initial period of seven years.

Completion of Dropdown of the GasLog Gibraltar

On April 26, 2018, GasLog completed the sale of 100% of the ownership interest in GAS-fourteen Ltd., the entity which owns the GasLog Gibraltar, to GasLog Partners, for an aggregate purchase price of $207.0 million, which includes $1.0 million of positive net working capital. In connection with the sale, GasLog was issued $45.0 million of newly issued, privately placed common units (1,858,975 common units at a price of $24.21 per unit) of GasLog Partners as partial consideration.

Alexandroupolis Project Update

During the quarter, Gastrade S.A. ("Gastrade") and the stakeholders in the Alexandroupolis project continued their efforts to move the project towards FID. The parties have finalized the majority of the terms under which both the Greek national gas utility DEPA and Bulgarian Energy Holding ("BEH") would take a shareholding in the project. Preparations have been ongoing during the quarter for the launch of a market test for potential users and the invitation to tender for various elements of the project, with both expected to commence in the near-term. Gastrade and its partners continue to target an end-2018 FID.

New Charter Agreements

On June 18, 2018, GasLog Partners entered into a new time charter for the GasLog Sydney for 18 months with Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere, scheduled to commence between September and December 2018. The charterer has options to extend the charter for up to two consecutive periods of six months at escalating rates. The GasLog Sydney is a 155,000 cbm TFDE LNG carrier built in 2013 and currently concluding a multi-year time charter with a wholly owned subsidiary of Royal Dutch Shell plc ("Shell") in September 2018. The vessel recently completed a scheduled dry-docking during which its commercial competitiveness was enhanced through the installation of a reliquefaction module.

In addition, GasLog entered into an agreement with a major LNG producer for an approximately seven-month charter for the GasLog Houston, a 174,000 cbm low pressure, LP-2S propulsion, which commenced in June 2018 and ends on delivery of the vessel into her long-term charter with Shell in the beginning of 2019.

GasLog Partners' At-the-Market Common Units Equity Offering Programme (the "ATM Programme")

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC agreed to act as sales agents. On November 3, 2017, the size of the ATM Programme was increased to $144.0 million and UBS Securities LLC was included as a sales agent.

Since the commencement of the ATM Programme through June 30, 2018, GasLog Partners has issued and received payment for a total of 2,738,425 common units, with cumulative gross proceeds of $62.9 million at a weighted average price of $22.97 per unit, representing a discount of 0.5% to the volume weighted average trading price of GasLog Partners' common units on the days on which new common units were issued. As of June 30, 2018, the cumulative net proceeds were $61.2 million.

In the second quarter of 2018, GasLog Partners issued and received payment for an additional 1,020 common units at a weighted average price of $24.25 per common unit for total gross and net proceeds of $0.02 million.

Dividend Declaration

On May 11, 2018, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in aggregate, payable on July 2, 2018 to holders of record as of June 29, 2018. GasLog paid the declared dividend to the transfer agent on June 28, 2018.

On August 1, 2018, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $12.1 million in the aggregate, payable on August 23, 2018 to shareholders of record as of August 13, 2018.

Financial Summary

	For the three months ended
Amounts in thousands of U.S. dollars except per share data	June 30, 2017	June 30, 2018
Revenues	$129,930	$132,824
EBITDA(1)	$87,409	$92,564
Adjusted EBITDA(1)	$87,352	$92,947
Profit for the period	$6,904	$14,212
Adjusted Profit(1)	$14,419	$14,788
Loss attributable to the owners of GasLog	$(7,515)	$(3,620)
EPS, basic	$(0.12)	$(0.08)
Adjusted EPS(1)	$(0.03)	$(0.07)
(1)
Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog's financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,249 operating days for the quarter ended June 30, 2018, as compared to 2,081 operating days for the quarter ended June 30, 2017. The increase in operating days resulted mainly from the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa on January 8, 2018, March 20, 2018 and March 29, 2018, respectively, partially offset by the off-hire days from the dry-dockings of the GasLog Santiago and the GasLog Sydney.

Revenues were $132.8 million for the quarter ended June 30, 2018 ($129.9 million for the quarter ended June 30, 2017). The increase was mainly driven by the new deliveries in our fleet (the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa), partially offset by the decreased revenues from vessels operating in the spot market, the increased off-hire days due to dry-dockings (two extended dry-dockings in the second quarter of 2018 as opposed to no dry-dockings in the second quarter of 2017) and the decrease due to the expiration of the long-term time charter of the GasLog Shanghai and her entering into the spot market.

Net pool allocation was $7.0 million for the quarter ended June 30, 2018 ($0.5 million for the quarter ended June 30, 2017). The increase was attributable to the movement in the adjustment of the net pool results generated by the GasLog vessels in accordance with the pool distribution formula. GasLog recognized gross revenues and gross voyage expenses and commissions of $5.0 million and $2.2 million, respectively, from the operation of its vessels in the Cool Pool during the quarter ended June 30, 2018 (June 30, 2017: $8.0 million and $1.7 million, respectively). The increase in GasLog's total net pool performance compared to the quarter ended June 30, 2017 was driven by higher spot rates and higher utilization achieved by all vessels trading in the Cool Pool. GasLog's total net pool performance is presented below:

	For the three months ended
Amounts in thousands of U.S. Dollars	June 30, 2017	June 30, 2018
Pool gross revenues (included in Revenues)	$8,023	$5,047
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(1,682)	(2,165)
GasLog's adjustment for net pool allocation (included in Net pool allocation)	492	6,958

GasLog's total net pool performance	$6,833	$9,840

Voyage expenses and commissions were $4.6 million for the quarter ended June 30, 2018 ($3.3 million for the quarter ended June 30, 2017). The increase resulted mainly from the increased voyage expenses of the vessels operating in the spot market and an increase in bunkers consumed during off-hire and unchartered periods for the remaining vessels of the fleet.

Vessel operating and supervision costs were $32.7 million for the quarter ended June 30, 2018 ($29.8 million for the quarter ended June 30, 2017). The increase was mainly attributable to the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa operating in our fleet for the full second quarter in 2018, partially offset by one-off savings in certain crew expenses.

Depreciation was $38.8 million for the quarter ended June 30, 2018 ($34.5 million for the quarter ended June 30, 2017). The increase resulted from the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa on January 8, 2018, March 20, 2018 and March 29, 2018, respectively.

General and administrative expenses were $10.4 million for the quarter ended June 30, 2018 ($10.2 million for the quarter ended June 30, 2017).

Financial costs were $42.0 million for the quarter ended June 30, 2018 ($37.1 million for the quarter ended June 30, 2017). The increase was attributable to the increased weighted average debt outstanding as a result of the debt drawdowns for the vessels delivered in 2018 and the increased weighted average interest rate deriving from the upward movement of the USD London Interbank Offered Rate ("LIBOR") rates. An analysis of the financial costs is set forth below.

	For the three months ended
Amounts in thousands of U.S. dollars	June 30, 2017	June 30, 2018
Financial costs
Amortization and write-off of deferred loan/bond issuance costs/premium	$(2,978)	$(3,232)
Interest expense on loans	(21,099)	(28,066)
Interest expense on bonds and realized loss on cross-currency swaps ("CCS")	(8,451)	(7,442)
Finance lease charge	(2,722)	(2,634)
Loss arising on NOK bond repurchase at a premium	(1,459)	—
Other financial costs	(369)	(626)

Total	$(37,078)	$(42,000)

Gain on derivatives was $1.2 million for the quarter ended June 30, 2018 ($9.7 million loss for the quarter ended June 30, 2017). The increase in gain on derivatives in the second quarter of 2018, as compared to the second quarter of 2017, is mainly attributable to the $4.4 million decrease in loss that was reclassified from equity to the statement of profit or loss, an increase of $3.6 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, derived mainly from the higher LIBOR yield curve which was used to estimate the present value of the estimated future cash flows compared to the agreed fixed interest rates and an increase of $3.2 million in realized gain on interest rate swaps held for trading. An analysis of gain on derivatives is set forth below.

	For the three months ended
Amounts in thousands of U.S. dollars	June 30, 2017	June 30, 2018
(Loss)/gain on derivatives
Realized (loss)/gain on interest rate swaps held for trading	$(2,226)	$1,003
Realized gain on forward foreign exchange contracts held for trading	361	357
Unrealized (loss)/gain on derivative financial instruments held for trading	(3,487)	74
Recycled loss of cash flow hedges reclassified to profit or loss	(4,368)	—
Ineffective portion of cash flow hedges	—	(267)

Total	$(9,720)	$1,167

There was a profit of $14.2 million for the quarter ended June 30, 2018 ($6.9 million profit for the quarter ended June 30, 2017). This increase in profit is mainly attributable to the increase in gain on derivatives and the increase in profit from operations due to the factors mentioned above, partially offset by the increase in financial costs.

Adjusted Profit(1) was $14.8 million for the quarter ended June 30, 2018 ($14.4 million for the quarter ended June 30, 2017) adjusted for the effects of the non-cash gain on derivatives, the write-off of unamortized loan fees as well as the net foreign exchange gains/losses.

Loss attributable to the owners of GasLog was $3.6 million for the quarter ended June 30, 2018 ($7.5 million loss for the quarter ended June 30, 2017). The decrease in loss attributable to the owners of GasLog resulted mainly from the respective movements in profit mentioned above, partially offset by the increased amount allocated to third parties as a result of GasLog Partners' ATM Programme initiated in May 2017, the preference unit issuances in May 2017 and January 2018, and the sale of four vessels to GasLog Partners.

EBITDA(1) was $92.6 million for the quarter ended June 30, 2018 ($87.4 million for the quarter ended June 30, 2017). The increase in EBITDA was driven by the increase in net revenues, partially offset by the increase in vessel operating expenses as discussed above.

Adjusted EBITDA(1) was $92.9 million for the quarter ended June 30, 2018 ($87.4 million for the quarter ended June 30, 2017).

Loss per share was $0.08 for the quarter ended June 30, 2018 (a loss of $0.12 for the quarter ended June 30, 2017). The decrease in loss per share is mainly attributable to the respective movements in loss attributable to the owners of GasLog discussed above.

Adjusted Loss per share(1) was $0.07 for the quarter ended June 30, 2018 (a loss of $0.03 for the quarter ended June 30, 2017), adjusted for the effects of the non-cash loss on derivative financial instruments and the net foreign exchange gains/losses.

(1)
Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog's financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

GasLog's contracted charter revenues are estimated to increase from $486.0 million for the fiscal year 2017 to $548.8 million for the fiscal year 2019, based on contracts in effect as of June 30, 2018, without including any extension options. As of June 30, 2018, the total future firm contracted revenue stood at $3.2 billion(1), including the vessels owned by GasLog Partners but excluding the vessels operating in the spot market.

(1)
Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years) and ten additional off-hire days for the enhancement of one vessel; (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters.

Liquidity and Capital Resources

As of June 30, 2018, GasLog had $314.4 million of cash and cash equivalents, of which $189.2 million was held in time deposits and the remaining balance in current accounts. Moreover, as of June 30, 2018, GasLog had $26.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments and $2.3 million in restricted cash, which consisted of a guarantee held for a vessel with respect to the enhancement of its operational performance.

As of June 30, 2018, GasLog had an aggregate of $2.9 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $182.6 million was repayable within one year, and a $209.8 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $6.5 million was repayable within one year.

As of June 30, 2018, there was undrawn available capacity of $100.0 million under the revolving credit facility of the credit agreement of up to $1.1 billion entered into on July 19, 2016 (the "Legacy Facility Refinancing").

As of June 30, 2018, the total remaining balance of the contract prices of the five LNG carriers on order was $875.9 million that GasLog expects to be funded with the $165.8 million undrawn capacity under the financing agreement entered into on October 16, 2015, as well as cash balances, cash from operations and borrowings under new debt agreements.

As of June 30, 2018, GasLog's current assets totaled $389.6 million, while current liabilities totaled $324.7 million, resulting in a positive working capital position of $64.9 million.

During the second quarter, GasLog terminated, extended or signed new interest rate swap agreements maintaining the total notional amount as of June 30, 2018 at $1.2 billion. GasLog has hedged 46.2% of its expected floating interest rate exposure on its outstanding debt (excluding the finance lease liability) as of June 30, 2018.

Future Deliveries

GasLog has five newbuildings on order at Samsung which are on schedule and within budget:

LNG Carrier	Year Built(1)	Shipyard	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration(2)
Hull No. 2131	Q1 2019	Samsung	174,000	Shell	LP-2S	2029
Hull No. 2212	Q3 2019	Samsung	180,000	—	LP-2S	—
Hull No. 2213	Q2 2020	Samsung	180,000	Centrica	LP-2S	2027
Hull No. 2274	Q2 2020	Samsung	180,000	—	LP-2S	—
Hull No. 2262	Q3 2020	Samsung	180,000	Centrica	LP-2S	2027

(1)
Expected delivery quarters are presented.
(2)
Charter expiration to be determined based upon actual date of delivery.

Conference Call

GasLog will host a conference call to discuss its results for the second quarter of 2018 at 8:30 a.m. EDT (1:30 p.m. BST) on Thursday, August 2, 2018. Paul Wogan, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Company's operational and financial performance for the period. Management's presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:
+1 855 253 8928 (USA)
+44 20 3107 0289 (United Kingdom)
+33 1 70 80 71 53 (France)
+852 3011 4522 (Hong Kong)

Conference ID: 8436589

A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 12:00 p.m. EDT (5:00 p.m. BST) on Thursday, August 2, 2018 until 12:00 p.m. EDT (5:00 p.m. BST) on Thursday, August 9, 2018.

The replay dial-in numbers are as follows:
+1 855 859 2056 (USA)
+44 20 3107 0235 (United Kingdom)
+33 1 70 80 71 79 (France)
+852 3011 4541 (Hong Kong)

Replay passcode: 8436589

The replay will also be available via a webcast in the investor relations page of the Company's website at http://www.gaslogltd.com/investor-relations.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog's consolidated owned fleet consists of 30 LNG carriers (25 ships on the water and five on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui & Co. Ltd. and leased back under a long-term bareboat charter. GasLog's consolidated fleet currently includes 13 LNG carriers in operation owned by GasLog Partners. GasLog's principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog's website at http://www.gaslogltd.com.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

  •
  general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;
  •
  fluctuations in spot and long-term charter hire rates and vessel values;
  •
  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
  •
  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;
  •
  planned capital expenditures and availability of capital resources to fund capital expenditures;
  •
  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter commitments, including the risk that certain of our vessels may no longer have the latest technology at such time, which may impact the rate at which we can charter such vessels;
  •
  our ability to maintain long term relationships and enter into time charters with new and existing customers;
  •
  increased exposure to the spot market and fluctuations in spot charter rates;
  •
  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;
  •
  changes in the ownership of our charterers;
  •
  our customers' performance of their obligations under our time charters and other contracts;
  •
  our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;
  •
  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
  •
  future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;
  •
  the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
  •
  fluctuations in currencies and interest rates;
  •
  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
  •
  risks inherent in ship operation, including the risk of accidents, collisions and the discharge of pollutants;
  •
  our ability to retain key employees and the availability of skilled labour, ship crews and management;
  •
  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
  •
  potential liability from future litigation;
  •
  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
  •
  other risks and uncertainties described in the Company's Annual Report on Form 20-F filed with the SEC on February 28, 2018 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:
Alastair Maxwell
Chief Financial Officer
Phone: +44-203-388-3100

Phil Corbett
Head of Investor Relations
Phone: +44-203-388-3116

Joseph Nelson
Deputy Head of Investor Relations
Phone: +1-212-223-0643

Email: ir@gaslogltd.com

EXHIBIT I—Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position
As of December 31, 2017 and June 30, 2018
(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2017	June 30, 2018
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	20,800	20,489
Deferred financing costs	17,519	4,134
Other non-current assets	428	1,820
Derivative financial instruments	16,012	31,440
Tangible fixed assets	3,772,566	4,378,295
Vessels under construction	166,655	89,956
Vessel held under finance lease	214,329	210,646

Total non-current assets	4,217,820	4,746,291

Current assets
Trade and other receivables	10,706	18,817
Dividends receivable and other amounts due from related parties	8,666	8,075
Derivative financial instruments	2,199	6,206
Inventories	6,839	9,722
Prepayments and other current assets	4,569	4,132
Short-term investments	—	26,000
Restricted cash	—	2,321
Cash and cash equivalents	384,092	314,369

Total current assets	417,071	389,642

Total assets	4,634,891	5,135,933

Equity and liabilities
Equity
Preference shares	46	46
Share capital	810	810
Contributed surplus	911,766	883,314
Reserves	18,347	18,890
Treasury shares	(6,960)	(4,472)
(Accumulated deficit)/retained earnings	(5,980)	9,894

Equity attributable to owners of the Group	918,029	908,482
Non-controlling interests	845,105	954,587

Total equity	1,763,134	1,863,069

Current liabilities
Trade accounts payable	11,526	12,098
Ship management creditors	2,394	1,847
Amounts due to related parties	35	72
Derivative financial instruments	1,815	1,109
Other payables and accruals	93,418	120,565
Borrowings, current portion	179,367	182,556
Finance lease liability, current portion	6,302	6,485

Total current liabilities	294,857	324,732

Non-current liabilities
Derivative financial instruments	—	1,149
Borrowings, non-current portion	2,368,189	2,742,255
Finance lease liability, non-current portion	207,126	203,355
Other non-current liabilities	1,585	1,373

Total non-current liabilities	2,576,900	2,948,132

Total equity and liabilities	4,634,891	5,135,933

Unaudited condensed consolidated statements of profit or loss
For the three and six months ended June 30, 2017 and 2018
(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018
Revenues	129,930	132,824	258,215	271,302
Net pool allocation	492	6,958	1,320	15,611
Voyage expenses and commissions	(3,319)	(4,634)	(6,191)	(9,915)
Vessel operating and supervision costs	(29,833)	(32,703)	(57,322)	(67,016)
Depreciation	(34,451)	(38,813)	(68,159)	(74,342)
General and administrative expenses	(10,246)	(10,352)	(20,225)	(22,365)

Profit from operations	52,573	53,280	107,638	113,275

Financial costs	(37,078)	(42,000)	(69,602)	(78,597)
Financial income	744	1,294	1,135	2,310
(Loss)/gain on derivatives	(9,720)	1,167	(9,722)	18,938
Share of profit of associates	385	471	847	827

Total other expenses, net	(45,669)	(39,068)	(77,342)	(56,522)

Profit for the period	6,904	14,212	30,296	56,753

Attributable to:
Owners of the Group	(7,515)	(3,620)	1,237	15,684
Non-controlling interests	14,419	17,832	29,059	41,069

	6,904	14,212	30,296	56,753

(Loss)/earnings per share – basic and diluted	(0.12)	(0.08)	(0.05)	0.13

Unaudited condensed consolidated statements of cash flows
For the six months ended June 30, 2017 and 2018
(Amounts expressed in thousands of U.S. Dollars)

	For the six months ended
	June 30, 2017	June 30, 2018
Cash flows from operating activities:
Profit for the period	30,296	56,753
Adjustments for:
Depreciation	68,159	74,342
Share of profit of associates	(847)	(827)
Financial income	(1,135)	(2,310)
Financial costs	69,602	78,597
Unrealized foreign exchange (gain)/loss on cash and cash equivalents	(538)	63
Unrealized loss/(gain) on derivative financial instruments held for trading, including ineffective portion of cash flow hedges	1,172	(16,705)
Recycled loss of cash flow hedges reclassified to profit or loss	4,368	—
Share-based compensation	2,235	2,515

	173,312	192,428

Movements in working capital	(5,344)	(1,712)

Cash provided by operations	167,968	190,716

Interest paid	(63,853)	(63,914)

Net cash provided by operating activities	104,115	126,802

Cash flows from investing activities:
Payments for tangible fixed assets, vessels under construction and vessel held under finance lease	(63,010)	(588,929)
Dividends received from associate	1,043	500
Return of contributed capital from associate	59	—
Other investments	(13,944)	—
Purchase of short-term investments	(20,000)	(36,000)
Maturity of short-term investments	28,000	10,000
Restricted cash	—	(2,321)
Financial income received	1,126	2,124

Net cash used in investing activities	(66,726)	(614,626)

Cash flows from financing activities:
Proceeds from bank loans and bonds	280,000	498,225
Bank loans and bonds repayments	(276,158)	(108,958)
Payment of loan issuance costs	(6,234)	(7,295)
Proceeds from GasLog Partners' public common unit offerings (net of underwriting discounts and commissions)	87,840	24
Proceeds from GasLog Partners' preference unit offering (net of underwriting discounts and commissions)	139,222	111,544
Payment of equity raising costs	(336)	(660)
Payment for NOK bond repurchase at a premium	(1,459)	—
Payment for cross currency swaps' termination	(20,603)	—
Purchase of treasury shares	—	(62)
Proceeds from stock options' exercise	137	157
Dividends paid	(53,019)	(71,223)
Payments for finance lease liability	(13)	(3,588)

Net cash provided by financing activities	149,377	418,164

Effects of exchange rate changes on cash and cash equivalents	538	(63)

Increase/(decrease) in cash and cash equivalents	187,304	(69,723)

Cash and cash equivalents, beginning of the period	227,024	384,092

Cash and cash equivalents, end of the period	414,328	314,369

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group before non-cash gain/loss on derivatives as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses; and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:
(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018
Profit for the period	6,904	14,212	30,296	56,753
Depreciation	34,451	38,813	68,159	74,342
Financial costs	37,078	42,000	69,602	78,597
Financial income	(744)	(1,294)	(1,135)	(2,310)
Loss/(gain) on derivatives	9,720	(1,167)	9,722	(18,938)

EBITDA	87,409	92,564	176,644	188,444

Foreign exchange (gains)/losses, net	(57)	383	46	29

Adjusted EBITDA	87,352	92,947	176,690	188,473

Reconciliation of Profit to Adjusted Profit:
(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018
Profit for the period	6,904	14,212	30,296	56,753
Non-cash loss/(gain) on derivatives	7,855	193	5,540	(16,705)
Write-off of unamortized loan/bond fees and premium	(283)	—	293	—
Foreign exchange (gains)/losses, net	(57)	383	46	29

Adjusted Profit	14,419	14,788	36,175	40,077

Reconciliation of (Loss)/Earnings Per Share to Adjusted (Loss)/Earnings Per Share:
(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018
(Loss)/profit for the period attributable to owners of the Group	(7,515)	(3,620)	1,237	15,684
Plus:
Dividend on preference shares	(2,516)	(2,516)	(5,031)	(5,032)

(Loss)/profit for the period available to owners of the Group used in EPS calculation	(10,031)	(6,136)	(3,794)	10,652

Weighted average number of shares outstanding, basic	80,624,124	80,801,654	80,592,912	80,758,631

(Loss)/earnings per share	(0.12)	(0.08)	(0.05)	0.13

(Loss)/profit for the period available to owners of the Group used in EPS calculation	(10,031)	(6,136)	(3,794)	10,652
Plus:
Non-cash loss/(gain) on derivatives	7,855	193	5,540	(16,705)
Write-off of unamortized loan/bond fees and premium	(283)	—	293	—
Foreign exchange (gains)/losses, net	(57)	383	46	29

Adjusted (loss)/profit attributable to owners of the Group	(2,516)	(5,560)	2,085	(6,024)

Weighted average number of shares outstanding, basic	80,624,124	80,801,654	80,592,912	80,758,631

Adjusted (loss)/earnings per share	(0.03)	(0.07)	0.03	(0.07)

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  Exhibit 99.1
Press Release GasLog Ltd. Reports Financial Results for the Quarter Ended June 30, 2018